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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                              WASHINGTON, DC 20549                  0-26054
                                  FORM 12B-25
                                                                  CUSIP Number
                                                                  727044 10 9

                          NOTIFICATION OF LATE FILING

  (Check One)    /x/ Form 10-KSB  / / Form 20-F    / / Form 11-K  / /  Form 10-Q
/ / Form N-SAR

For Period Ended:  December 31, 1996

                   -------------------------------------------------------------

/ /  Transition Report on Form 10-K     / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F     / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant     Planet Polymer Technologies, Inc.
                        ________________________________________________________

Former name if applicable_______________________________________________________

Address of principal executive office (street and number)

                            9985 Business Park Ave.
                         _______________________________________________________

City, State and Zip Code      San Diego, CA 92131
                         _______________________________________________________

                       PART II.  RULE 12B-25(b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.
   Additional time will be needed for Registrant's management to complete the preparation and review of Registrant's Annual Report on Form 10-KSB.

                          PART IV.  OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

  Robert J. Petcavich              (619)                549-5130
--------------------------------------------------------------------------
       (Name)                    (Area code)           (Telephone number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              /X/ Yes  / / No
  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               See Attached.                /X/ Yes  /X/ No

  If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Planet Polymer Technologies, Inc.
--------------------------------------------------------------------------
                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 31, 1997                 By:  /s/ Robert J. Petcavich
     ------------------                     -----------------------
                                    Title:  President, Chief Executive Officer
                                            and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEC 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (sec 232.201 or sec 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sec 232.13(b) of this chapter).

PART IV.        QUESTION (3) (CONTINUED)

The Registrant anticipates that the earnings statements to be reported in its Form 10-KSB for the year ended December 31, 1996 will reflect significant changes in its results of operations between the fiscal years ended December 31, 1995 and December 31, 1996. Such changes will primarily result from Registrant's acquisition of Deltco of Wisconsin, Inc. ("Deltco") in January 1996. Changes in the results of operations related to the acquisition of Deltco are expected to be consistent with such changes previously reported in Registrant's Form 10-QSBs for the first three fiscal quarters of 1996. Registrant is continuing to collect and analyze information regarding its results of operations, and is therefore unable to provide a reasonable estimate of the results of operations to be reported in the Form 10-KSB to which this Form 12b-25 relates.


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